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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. __________)*


                           Century Bancshares, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Century Bancshares, Inc. Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   15643610
        ---------------------------------------------------------------
                                (CUSIP Number)

                               Richard M. Adams
               Chairman of the Board and Chief Executive Officer
                               300 United Center
                           500 Virginia Street, East
                        Charleston, West Virginia 25301
                                (304) 424-8800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 14, 2001
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement 9. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                 SCHEDULE 13D
----------------------------                     -------------------------------
CUSIP No. 15643610                                Page 2 of 15 Pages
----------------------------                     -------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      United Bankshares, Inc.
      IRS #55-0641179
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Working Capital
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      West Virginia
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               644,143

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             0
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                644,143

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         655,143

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_] 12

--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        14.9%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------
     * Beneficial ownership of 644,143 shares of Common Stock reported hereunder is so being reported solely as a result of the Stock Option Agreement described in Item 4 hereof. The option granted pursuant to such Stock Option Agreement has not yet become exercisable. United Bankshares, Inc. expressly disclaims beneficial ownership of such shares.

     Item 1.   Security and Issuer.

               This statement relates to the Common Stock, par value $1.00 per share ("Common Stock"), of Century Bancshares, Inc., a Delaware corporation ("Century " or "Issuer"), the principal executive offices of which are located at 1275 Pennsylvania Avenue, Washington, DC 20004.

     Item 2.   Identity and Background.

               (a)-(c) and (f) This statement is being filed by United Bankshares, Inc., a West Virginia corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("United" or "Grantee"). The principal business offices of United are located at 300 United Center, 500 Virginia Street, East, Charleston, West Virginia 25301. United has two principal banking subsidiaries, United National Bank and United Bank, the assets of which currently constitute substantially all of the assets of United. The names of the directors and executive officers of United and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

               (d)-(e) Neither United, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither United nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.   Source and Amount of Funds or Other Consideration.

               As more fully described in Item 4, Century has granted to United an option pursuant to which United has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 644,143 shares of Common Stock (subject to adjustment in certain circumstances) at a price per share of $12.00 (the "Option"). Certain terms of the Option are summarized in Item 4.

          If the Option were exercisable and United were to exercise the Option on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $7,729,716. It is currently anticipated that such funds would be derived from working capital.

               Subject to market conditions and developments with respect to the Merger (as defined below) United may purchase shares of Common Stock in the open market or in privately negotiated transactions. It is currently anticipated that any funds used to make such purchases would be derived from working capital.

     Item 4.   Purpose of the Transaction.

               (a)-(j) United is seeking to acquire the entire equity interest in Century pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

               The Merger Agreement.  Century and United have entered into an
               --------------------
     Agreement and Plan of Reorganization, dated as of June 14, 2001 (the "Merger Agreement"), pursuant to which Century will be merged with and into a wholly-owned subsidiary of United (the "Merger"), with the subsidiary of United being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Century's Common Stock will be converted into the right to receive 0.45 of a share of common stock of United ("United Common Stock") and $3.43 in cash, collectively, (the "Exchange Consideration").

               In the event United changes (or establishes a record date for changing) the number of shares of United Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding United Common Stock and the record date therefor shall be prior to the Effective Time, the common stock component of the Exchange Consideration shall be proportionately adjusted. As of the Effective Time, each share of Common Stock held directly or indirectly by Century, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled, and no exchange or payment will be made with respect thereto.

               As a result of the Merger, Century will cease to exist as a separate legal entity.

               The Merger is subject to various regulatory approvals, the approvals of the stockholders of Century, and the satisfaction of other terms and conditions set forth in the Merger Agreement.

          As a result of the Merger, the Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). In addition, Century's Common Stock will be eligible for delisting from the NASDAQ Stock Market?s National Market System, where it has been traded under the symbol "CTRY."
United has agreed in the Merger Agreement to cause one member of Century's Board on the date of the Merger Agreement, Mr. Joseph S. Bracewell, to be elected or appointed as a director of United at, or as promptly as practicable after, the Effective Time of the Merger.

          The Option Agreement.  In connection with the Merger Agreement, on
          --------------------
June 14, 2001, United and Century entered into a Stock Option Agreement, dated as of June 14, 2001 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, Century granted United an Option to purchase, subject to adjustments in certain circumstances, up to 644,143 fully paid and non-assessable shares of Common Stock (the "Option Shares") at a price per share of $12.00.

          Subject to applicable law and regulatory restrictions, United may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that written notice of such exercise as
                          --------
required by the Option Agreement is provided within three months following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

          As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of signing the Option Agreement:

                    (i) Issuer or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer (the "Issuer Board") shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of this Agreement, (a) "Acquisition Transaction" shall mean
          (x) a merger or consolidation, or any similar transaction, involving Issuer or any Issuer Subsidiary (other than mergers, consolidations or similar transactions (i) involving solely Issuer and/or one or more wholly-owned (except for directors' qualifying shares and a de minimis number of other shares) Subsidiaries of the Issuer, provided, any such transaction is not entered into in violation of the terms of the Merger Agreement or (ii) in which the shareholders of Issuer immediately prior to the completion of such transaction own at least 50% of the Common Stock of the Issuer (or the resulting or surviving entity in such transaction) immediately after completion of such transaction, provided any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of

          Issuer or any Issuer Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Issuer Subsidiary and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

                    (ii) Any person other than the Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

                    (iii) The shareholders of Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been cancelled prior to termination of the Merger Agreement if, in each such case prior to such meeting (or if such meeting shall not have been held or shall have been cancelled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or publicly disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

                    (iv) The Issuer Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Grantee its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement, or Issuer or any Issuer Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

                    (v) Any person other than Grantee or any Grantee Subsidiary shall have made a proposal to Issuer or its shareholders to engage in an Acquisition Transaction and such proposal shall have been publicly announced;

                    (vi) Any person other than Grantee or any Grantee Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

                    (vii) Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction, and following such breach Grantee would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both); or

                    (viii) Any person other than Grantee or any Grantee Subsidiary shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

                    (c) The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

                    (i) The acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

                    (ii) The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (z) of the second sentence thereof shall be 25%.

               As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by United pursuant to Section 9.01(b) (but only if the breach giving rise to the termination was willful) or
     Section 9.01(e) of the Merger Agreement (each, a "Listed Termination"); or
     (iii) the passage of six (6) months (or such longer period as provided in Section 10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the Option. Notwithstanding anything to the contrary contained therein, (i) the Option may not be exercised at any time when United shall be in material breach of any of its covenants or agreements contained in the Merger Agreement such that Century shall be entitled to terminate the Merger Agreement pursuant to Section 9.01(b) thereof as a result of such a material breach and (ii) the Option Agreement shall automatically terminate upon the proper termination of the Merger Agreement (x) by Century pursuant to Section 9.01(b) thereof as a result of the material breach by United of its covenants or agreements contained in the

     Merger Agreement, (y) by Century or United pursuant to Section 9.01(d)(ii) if United?s shareholders do not approve the Merger Agreement, or (z) by Century or United pursuant to Section 9.01(d)(i).

               As provided in the Option Agreement, in the event that United is entitled to and wishes to exercise the Option or any portion thereof, it shall send to Century a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification
                                            --------
     to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, United is obligated to promptly file the required notice or application for approval, promptly notify Century of such filing, and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

               Under applicable law, United may be required to obtain the prior approval of the Federal Reserve Board prior to acquiring 5% or more of the issued and outstanding shares of Common Stock. Certain other regulatory approvals may also be required before such an acquisition could be completed.

               Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Merger Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, United, may assign in whole or in part its rights and obligations under the Option Agreement; provided, however, that until the date 15 days following the date on which
     --------  -------
     the Federal Reserve Board has approved an application by United to acquire the shares of Common Stock subject to the Option, United may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Century, (iii) an assignment to a single party (e.g., CFO, a broker or investment banker) for
                                   ----
     the purpose of conducting a widely dispersed public distribution on United's behalf or (iv) any other manner approved by the Federal Reserve Board.

               In addition, any shares of the Common Stock purchased upon the exercise of the Option may be resold by United pursuant to registration rights under the Option Agreement.

               In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise of the Option will be appropriately adjusted and proper provision will be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be adjusted so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it equals 14.9% of the number of shares of Common Stock then issued and outstanding. Whenever the number of shares of Common Stock purchasable upon exercise of the Option is adjusted as provided in the Stock Option Agreement, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

               At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), Century (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the Market/Offer Price (as defined in Section 7 of the Option Agreement) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), Century (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

               A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after June 14, 2001:

               (i) the acquisition by any person (other than United or any United Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

               (ii) the consummation of any Acquisition Transaction described in Section 2(b)(i) under the definition of Initial Triggering Event, except that the percentage referred to in clause (z) shall be 50%.

               In the event that prior to an Exercise Termination Event, Century enters into an agreement (i) to consolidate with or merge into any person, other than United or a United Subsidiary, or engage in a plan of exchange with any person, other than United or a United Subsidiary, and Century is not the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than United or a United Subsidiary, to merge into Century or be acquired by Century in a plan of exchange and Century is the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or Century Subsidiary's assets or deposits to any person, other than United or a United Subsidiary, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (A) the Acquiring Corporation (as defined in the Option Agreement) or (B) any person that controls the Acquiring Corporation.

               Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

               Purchase of Common Stock.  Subject to market conditions and
               ------------------------
     developments with respect to the Merger, United may purchase shares of Common Stock in the open market or in privately negotiated transactions.


     Item 5.   Interest in Securities of Century.

               (a) United may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, United may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 12.97% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). United has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. To the best knowledge of United, none of the persons listed in Schedule I hereto beneficially owns any shares of Common Stock.

               (b) If United were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

               (c) United acquired the Option in connection with the Merger Agreement dated June 14, 2001. See Item 4 hereof.

               To the best knowledge of United, none of the persons listed in
     Schedule I hereto has effected any transactions in Century's Common Stock during the past 60 days.

               (d)  Not applicable.

               (e)  Not applicable.

               United explicitly disclaims beneficial ownership of any shares of Common Stock related to the Option Agreement.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Century.

               Except as described in Item 4 and Item 5 hereof, neither United nor, to the best of its knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Century, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     Item 7.   Material to Be Filed as Exhibits.

          2 Agreement and Plan of Reorganization, dated as of June 14, 2001, by and between United Bankshares, Inc. and Century Bancshares, Inc.

          99 Stock Option Agreement, dated as of June 14, 2001, between United Bankshares, Inc. and Century Bancshares, Inc.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 2001

                                        UNITED BANKSHARES, INC.


                                        By: /s/ Richard M. Adams
                                           --------------------------------
                                        Name: Richard M. Adams
                                        Title: Chairman of the Board and
                                               Chief Executive Officer

                                  SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            UNITED BANKSHARES, INC.


          The names, business addresses and present principal occupations of the directors and executive officers of United Bankshares, Inc. are set forth below. The business address of each of the directors of United Bankshares, Inc. is also the business address of such director?s employer, if any. Directors of United Bankshares, Inc. are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

              Name                  Present Principal Occupation or Employment and Address
              ----                  ------------------------------------------------------
   Richard M. Adams*               Chairman of the Board and Chief Executive Officer of
                                   United, c/o UBSI, P.O. Box 1508, Parkersburg, West
                                   Virginia 26102

   Robert G. Astorg*               CPA and Managing Director, American Express Tax &
                                   Business Services, Inc., Member of Astorg, Weyer &
                                   Daugherty, P.L.L.C., P.O. Box 2119, Parkersburg, West
                                   Virginia  26101

   Thomas J. Blair, III*           President and Chief Executive Officer of Kelley, Gidley,
                                   Blair & Wolfe, Inc, P.O. Box 2986, Charleston, West
                                   Virginia  25321

   Harry L. Buch*                  Attorney at Law, and Partner with Bailey, Riley, Buch &
                                   Harman, Bailey Riley Buch and Harman, P.O. Box 631,
                                   Wheeling, West Virginia  26003

   W. Gaston Caperton, III*        Director, Institute on Education and Government, Teachers
                                   College, Columbia University,  President of The Caperton
                                   Group, P.O. Box 1083, Shepherdstown, West Virginia  25443

   H. Smoot Fahlgren*              Chairman and former Chief Executive Officer of Fahlgren,
                                   Inc., Fahlgren, P.O. Box 1628, Parkersburg, West Virginia
                                   26101

   Theodore J. Georgelas*          President of Georgelas and Sons, Inc., Georgelas & Sons,
                                   Inc., 7601 Lewisville Road, Suite 250, McLean, Virginia
                                   22102-2815

   F.T. Graff, Jr.*                Attorney at Law and Partner with law firm of McDavid
                                   Bowles Rice Graff and Love, P.O. Box 1386, Charleston,
                                   West Virginia  25325

   Alan E. Groover*                Former Chairman of the Board, President and Chief
                                   Executive Officer of Fed One Bancorp, Inc., 2801
                                   Larranaga Drive, The Villages, Florida 32159

   Russell L. Isaacs*              Owner of Russell L. Isaacs and Company, a consulting
                                   firm, 1523 One Valley Square, Charleston, West Virginia
                                   25301

  John M. McMahon*                 Chairman of the Board, Miller & Long Co, Inc, 4824 Rugby
                                   Avenue, Bethesda, Maryland  20814

   G. Ogden Nutting*               President of the Ogden Newspapers, Inc., The Ogden
                                   Newspapers, Inc., 1500 Main Street, Wheeling, West
                                   Virginia  26003

   William C. Pitt, III*           Hotel Resort Developer, 1620 Dye Place, Wilmington, North
                                   Carolina  28405

              Name                  Present Principal Occupation or Employment and Address
              ----                  ------------------------------------------------------
   I.N. Smith, Jr.*                Consultant to United. Former President of United and
                                   United National Bank, c/o UNB-Charleston, P.O. Box 393,
                                   Charleston, West Virginia  25392

   Warren A. Thornhill, III*       Attorney at Law, P.O. Box 1597, Beckley, West Virginia
                                   25802

   P. Clinton Winter, Jr.*         President of Bray & Oakley Insurance Agency, P.O. Box
                                   386, Logan, West Virginia  25601-0386

   James W. Word, Jr.*             President of Beckley Loan Company and Vice President of
                                   Beckley Loan and Industrial Corporation, P.O. Box 1575,
                                   Beckley, West Virginia  25802

   Richard M. Adams, Jr.           Executive Vice President, P.O. Box 1508, Parkersburg,
                                   West Virginia  26102

   Kendal E. Carson                Executive Vice President, P.O. Box 600, Fairfax, Virginia
                                   22030

   James J. Consagra, Jr.          Executive Vice President, P.O. Box 600, Fairfax, Virginia
                                   22030

   James B. Hayhurst, Jr.          Executive Vice President, P.O. Box 1508, Parkersburg,
                                   West Virginia  26102

   John Neuner, III                Executive Vice President, c/o UNB-Charleston, P.O. Box
                                   393, Charleston, West Virginia  25392

   Joe L. Wilson                   Executive Vice President, 1501 Market Street Wheeling,
                                   West Virginia  26003

   Steven E. Wilson                Chief Financial Officer, Secretary, Treasurer and
                                   Executive Vice President of United, P.O. Box 1508,
                                   Parkersburg, West Virginia  26102

                                 Exhibit Index


 2 Agreement and Plan of Merger, dated as of June 14, 2001, by and between United Bankshares, Inc. and Century Bancshares, Inc.

99 Stock Option Agreement, dated as of June 14, 2001, between United Bankshares, Inc. and Century Bancshares, Inc.